S&P Global Ratings Managerial Structure

April 1, 2017



- President
  - Global Head, Ratings Services
    - GPL [1] – Corporate Ratings
    - GPL [1] – Infrastructure Ratings
    - GPL [1] – Financial Services Ratings [2]
    - GPL [1] – US Public Finance Ratings
    - GPL [1] – Sovereign/ International Public Finance Ratings [2]
    - GPL [1] - Structured Finance Ratings
  - Global Head, Developing Markets
    - Country Heads– Developing Markets
    - MD – Market & Franchise Development
  - Chief Commercial Officer
    - MD – Developed Markets
    - Regional Heads – Sales
    - MD – Business & Product Management
  - Chief Operating Officer
  - Chief Credit Officer
  - GCCO Compliance
    - DCO – Ratings / CCO – Americas
    - CCO – EMEA & India
    - CCO – APAC
    - Global Head Control / Surveillance
    - Global Head Regulatory Coordination
    - Global Head Exams & Testing
    - Chief Matrix Officer
  - SMD, Chief Risk Officer
    - MD, Criteria Advisory
    - MD, Model & Criteria Validation
    - MD – Internal Controls & Operations
    - SD – Risk Analytics & Market Surveillance
  - MD, Japan Ratings
  - SVP, Finance *
  - VP, Human Resources *

- Chief Risk & Audit Executive, Internal Audit** Ratings Risk Review **
- Communications**
- Chief Legal Officer **
- EMD, Chief Global Economist **

* Support functions reporting jointly to S&P Global
** Support functions reporting directly to S&P Global
[1] References to GPL indicates Global Practice Leader
[2] Effective April 1, 2017, Financial Services and Sovereign/ International Public Finance will report to the same Global Practice Leader

S&P Global Ratings

S&P Global Ratings Business Units

February 22, 2017



S&P Global Ratings

- Americas Ratings
  - U.S. Public Finance
  - Corporates
  - Infrastructure
  - Sovereigns/ International Public Finance
  - Financial Services
  - Structured Finance
- EMEA Ratings
  - Corporates
  - Infrastructure
  - Sovereigns/ International Public Finance
  - Financial Services
  - Structured Finance
- APAC Ratings
  - Corporates
  - Infrastructure
  - Sovereigns/ International Public Finance
  - Financial Services
  - Structured Finance
- Developing Markets/ Market Franchise
  - Developing Markets
  - Market & Franchise Development
- Global Sales / Product Development
  - Developed Markets
  - Sales
  - Product Development
- Criteria Development & Approval / Model Implementation Center
- Global Risk Management
  - Criteria Advisory
  - Model & Criteria Validation
  - Internal Controls & Operations
  - Risk Analytics & Market Surveillance
- Compliance
- Data, Operations, Technology
  - Ratings Data
  - Ratings Operations
  - Ratings IT
  - Operational Controls & Remediation
  - Way We Work
- Human Resources *
- Finance / Strategy *

- Internal Audit ** Ratings Risk Review **
- Communications **
- Legal & Regulatory Affairs **
- Economics & Research **

* Support functions reporting jointly to S&P Global
** Support functions reporting directly to S&P Global

S&P Global Ratings

NRSRO entities are shaded in blue.
Dated as of August 7, 2017

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates[1]. The NRSRO, S&P Global Ratings, is comprised of (i) a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) the credit ratings business operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI.



S&P Global Inc.
S&P Global Australia Pty Ltd 5
S&P Global Holdings LLC 5
S&P Global International LLC 5
S&P Global Ratings Maalot Ltd
Standard & Poor's Financial Services LLC
Standard & Poor's International, LLC 5
S&P Global Korea Inc.
S&P Global Ratings Australia Pty Ltd
S&P Global Holdings Luxembourg S.a.r.l 5
S&P Global Canada Corp.
Standard & Poor's Ratings do Brasil Ltda
Standard & Poor's International Enterprises, LLC 5
BRC Investor Services S.A. 3
S&P Global Ratings, S.A. de C.V.
Grupo Standard & Poor's S de RL de C.V.
S&P Global Ratings Hong Kong Limited
Standard & Poor's Information Services (Australia) Pty. Ltd.
S&P Global European Holdings Luxembourg S.a.r.l 5
R2 Financial Technologies, Inc.
Standard & Poor's Enterprises, LLC 5
50.99999%
Taiwan Ratings Corporation 4,6
40%
S&P Global Ratings Chile Clasificadora de Riesgo Limitada
60%
Standard & Poor's Credit Market Services Europe Limited 7
S&P Global Ratings France SAS
S&P Global Italy S.r.l. 5
S&P Global Ratings Singapore Pte. Ltd.
S&P Global Ratings Italy S.R.L.
S&P Global Asian Holdings Pte. Limited 5
S&P India LLC 5
S&P Global Ratings Japan Inc.
S&P Global SF Japan Inc.
5%
TRIS Corporation Limited 5
CRISIL Limited 2
Standard & Poor's Ratings Management Service (Shanghai) Company Ltd
51%
TRIS Rating Co. Ltd.
49%
Standard & Poor's South Asia Services Private Limited
S&P Argentina LLC 5
Standard & Poor's Ratings Argentina S.r.l., Agente de Calificacion de Riesgo

[1] SPDJI Holdings, LLC and its subsidiary entities, previously presented in the NRSRO Organization Chart, remain subsidiary entities of S&P Global Inc. (see the S&P Global Inc. subsidiaries list in Exhibit 4 of this Form NRSRO), and have been removed from this chart as they no longer share personnel with S&P Global Ratings. However, as a general matter, S&P Global Ratings may, from time to time, engage in transactions with affiliated entities for products and/or services provided by such affiliates in the ordinary course of business.

[2] Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 67.17%

[3] The following entities also hold an ownership interest in BRC Investor Services, S.A.: Standard & Poor's LLC (1.98%), Standard & Poor's International Services LLC (1.98%), and S&P Global International LLC (1.01%).

[4] A "Credit Rating Affiliate"

[5] Holding company

[6] Also held 0.00001% by S&P Global Asian Holdings Pte. Limited

[7] Standard & Poor's Credit Market Services Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.

S&P Global Ratings